UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*

                   Under the Securities Exchange Act of 1934


                               (Amendment No. __)


                       Timberline Resources Corporation
                                (Name of Issuer)

                         Common stock, $0.001 par value
                         (Title of Class of Securities)

                                   887133106
                                 (CUSIP Number)
                                  June 1, 2009
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)






                               (Page 1 of 6 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)


CUSIP No. 887133106                13G                    Page 2 of 6 Pages

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(1)	NAMES OF REPORTING PERSONS

		Praetorian Capital Management LLC (See Item 2(A))

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
		13-4223355


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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
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NUMBER OF      (5)  SOLE VOTING POWER

SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                     3,686,156
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                     3,686,156
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                     3,686,156
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     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)       [ ]
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     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                     10.7%
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     (12)   TYPE OF REPORTING PERSON **
                                                     IA
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CUSIP No. 887133106                13G                    Page 3 of 6 Pages

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(2)	NAMES OF REPORTING PERSONS

		Praetorian Offshore Ltd. (See Item 2(A))

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
		98-0465606


-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER

SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                     3,686,156
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                     3,686,156
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                     3,686,156
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                     10.7%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                     OO
-----------------------------------------------------------------------------



CUSIP No. 887133106                 13G                    Page 4 of 6 Pages

Item 1(a).     Name of Issuer:

The name of the issuer is Timberline Resources Corporation (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

The Issuer's principal executive offices are located at: 101 East Lakeside Avenue, Coeur d'Alene, ID 83814.

Item 2(a).     Name of Person Filing:

This statement is filed on behalf of Praetorian Capital Management LLC (the "Management Company") a Delaware limited liability company, and Praetorian Offshore Ltd. ("PO Ltd."), a Cayman Islands exempted company (the "Fund") (collectively, the Management Company and the Fund are the "Reporting Person"). The Management Company serves as investment manager or advisor to the Fund with respect to the shares of Common Stock directly owned by the Fund. The Management Company makes the investment and voting decisions on behalf of the Fund but owns no direct investments in the securities of the Issuer. The Fund directly owns the shares of the Common Stock of the Issuer but does not make any decisions as to voting or buying or selling shares of the Issuer.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Management Company is:
1000 South Pointe Drive, Suite 2304, Miami Beach, FL  33139

Item 2(c).     Citizenship:

Management Company:  Delaware
Praetorian Offshore Ltd.:  Cayman Islands

Item 2(d).     Title of Class of Securities:
Common Stock, $0.001 par value (the "Common Stock")

Item 2(e).  CUSIP Number:  887133106

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ]  Broker or dealer registered under Section 15 of the Act,
     (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,
     (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e) [ ]  Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
Company Act of 1940,
     (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.


CUSIP No. 887133106                 13G                    Page 5 of 6 Pages

Item 4.   Ownership.

       (a)	Amount beneficially owned:
As of the date hereof, the Reporting Person is the beneficial owner of 3,686,156 shares of Common Stock. Praetorian Capital Management LLC acts as the management company to Praetorian Offshore Ltd., which beneficially owns 3,686,156 shares of Common Stock. As such, Praetorian Capital Management LLC is deemed to beneficially own 3,686,156 shares of Common Stock. As required under the SEC's regulations, the number of shares owned includes 72,440 shares of Common Stock which may be acquired under Warrant Agreements between the Issuer and the Reporting Person. The percentages set forth in this Schedule 13G are calculated based on the 34,369,459 shares of Common Stock outstanding as of February 11, 2009, as set forth in the Company's Form 10-Q for the quarter ended December 31, 2008. If the 72,440 warrants to purchase common shares were exercised, the total number of shares outstanding would be 34,411,899, and it is that number of shares outstanding that was used in the calculation of ownership percentage.

The shares that may be acquired under the warrant agreements have not yet been purchased, and there is no plan to acquire such shares in the immediate future. Without the warrant shares, the number of shares owned is 3,613,716, which represents 10.5% of the 34,369,459 shares of common stock outstanding (where the number of shares outstanding does not include the shares represented by the warrants).

Item 4.   Ownership. (Continued)

       (a)	Amount beneficially owned: (Continued)

Since our last Form 13G filing dated March 17, 2009, through June
1, 2009, we made the following transactions:
PO Ltd.   April 21, 2009         purchased 100,000 shares
PO Ltd.   April 23, 2009         purchased 50,000 shares
PO Ltd.   May 14, 2009           purchased 25,000 shares
PO Ltd.   May 15, 2009           purchased 10,000 shares
PO Ltd.   May 26, 2009           purchased 40,000 shares
PO Ltd.   May 27, 2009           purchased 20,000 shares

       (b)	Percent of class:
            10.7% beneficially owned by the Management Company.

       (c)	Number of shares as to which the person has:.
         (i)   Sole power to vote or direct the vote: -0-
	(ii)  Shared power to vote or direct the vote:  3,686,156
	(iii) Sole power to dispose or direct the disposition: -0-
	(iv)	 Shared power to dispose or direct the disposition:  3,686,156




CUSIP No. 887133106		13G                    Page 6 of 6 Pages

Item 5-9
Not applicable.

Filing of this statement by the Reporting Persons shall not be deemed an admission that they beneficially own the securities reported herein as held in customer accounts. The Reporting Persons expressly disclaim beneficial ownership of all securities held in such customer accounts. Praetorian Offshore Ltd.'s ownership on behalf of its investors exceeds 5% of the outstanding Common Stock of the Issuer.

Item 10.  Certification.

       The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. [X]


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  June 1, 2009



/s/ Wesley N. Cooper

Praetorian Offshore Ltd.
By:  Praetorian Capital Management LLC
Its: Investment Manager
By: Wesley N. Cooper
Its: Chief Financial Officer


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)